Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

November 1, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn: Max A. Webb

Re:	Nordic American Tankers Limited Amendment No. 1 to Registration Statement on Form F-3 Filed June 28, 2013 Comment Letter dated July 31, 2013 File No.333-187400

Dear Mr. Webb:

We refer to the registration statement on Form F-3, filed by Nordic American Tankers Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 21, 2013, as amended on June 28, 2013 (File No. 333-187400) (the "Registration Statement").  By letter dated September 5, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The Company has today filed via EDGAR, Amendment No.2 to the Registration Statement (the "Amended Registration Statement"), which includes certain updates related to the passage of time.

The following numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.  For your convenience, each response is prefaced by the text of the Staff's corresponding comment in bold text.

Exhibit 5.1

1.
We note your response to prior comment 1. Please provide us with the legal basis for the proposed revised disclosure in either version of counsel's opinion included in your response letter. In doing so, please refer to the jurisdictional provisions of the federal securities laws and any applicable case law in support of the inclusion of this language. Please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering. Otherwise, please have counsel remove this language in the last paragraph of the opinion.

As discussed with the Staff, the Company has filed as Exhibit 5.1 the legal opinion of MJM Limited as to Bermuda law.

*********************

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe

Gary J. Wolfe

cc:	J. Nolan McWilliams
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson Chairman and Chief Executive Officer Nordic American Tankers Limited

NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda

November 1, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Max A. Webb

RE:	Nordic American Tankers Limited (the "Company")

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

NORDIC AMERICAN TANKERS LTD.

By:	/s/ Turid M. Sørensen
Name:	Turid M. Sørensen
Title:	Chief Financial Officer